UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 14D-9
(Rule 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)
OF THE SECURITIES EXCHANGE ACT OF 1934

EMS TECHNOLOGIES, INC.
(Name of Subject Company)
EMS TECHNOLOGIES, INC.
(Name of Person Filing Statement)
Common Stock, par value $0.10 per share
(Title of Class of Securities)
26873N108
(CUSIP Number of Class of Securities)

Dr. Neilson A. Mackay
President and Chief Executive Officer
EMS Technologies, Inc.
660 Engineering Drive
Norcross, Georgia 30092
(770) 263-9200
(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of Person Filing Statement)
With copies to:

C. William Baxley	Stephen Fraidin
Anne M. Cox	Yi Sheng
King & Spalding LLP	Kirkland & Ellis LLP
1180 Peachtree Street, N.E.	601 Lexington Avenue
Atlanta, Georgia 30309	New York, New York 10022
(404) 572-4600	(212) 446-4800
☑	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

The information set forth under Items 1.01 and 9.01 of the Current Report on Form 8-K filed by EMS Technologies, Inc. on June 13, 2011 (including all exhibits attached thereto) is incorporated herein by reference.

The following is a press release issued by EMS Technologies, Inc. on June 13, 2011 announcing the proposed tender offer and merger.

CONTACTS:
Jennifer Grigas
EMS Media Relations 770.595.2448 (t) grigas.j@ems-t.com Denise DesChenes / Robin Weinberg Sard Verbinnen & Co 212.687.8080 ems@sardverb.com

EMS TECHNOLOGIES TO BE ACQUIRED BY HONEYWELL
FOR APPROXIMATELY $491 MILLION IN CASH
59% Premium Offers Significant Value to EMS Shareholders
Transaction Provides Scale and Resources to EMS Customers

ATLANTA, June 13, 2011 — EMS Technologies (NASDAQ:ELMG), a leading provider of wireless connectivity solutions for aviation, aerospace and global resource management, today announced a definitive agreement under which Honeywell (NYSE:HON), a diversified technology and manufacturing leader, will acquire EMS in an all-cash transaction valued at approximately $491 million, net of cash acquired.
Under the terms of the agreement, which has been unanimously approved by both companies’ Boards of Directors, a wholly-owned subsidiary of Honeywell will commence a tender offer within ten business days to purchase all of EMS’s outstanding shares for $33.00 per share in cash. The transaction represents a 33% premium to EMS’s closing stock price on June 10, 2011, and a 59% premium to EMS’s closing price on April 18, 2011, one day prior to the Company’s announcement that it was reviewing strategic alternatives. The Board of Directors of EMS will recommend that EMS shareholders tender their shares in the tender offer. The transaction, which is subject to successful completion of the tender offer, regulatory approval and customary closing terms and conditions, is expected to be completed in the third quarter of 2011.
EMS reported revenue for the full year 2010 of $355.2 million. EMS’s businesses enable mobile connectivity virtually anywhere in the world using a wide range of connectivity technologies, including Satellite, GSM, Bluetooth, Wi-Fi and GPS mapping.
“This announcement is the culmination of the robust strategic review process we have been engaged in since April,” said Jack Mowell, Chairman of EMS’s Board of Directors. “With the assistance of experienced outside advisors, we determined that this transaction is the best way to maximize value for our shareholders.”
Neil Mackay, President and CEO of EMS, said, “We believe that becoming a part of Honeywell will provide EMS businesses with the scale, resources and market presence that should benefit our customers and expand career opportunities for our employees.”
EMS also announced that in light of today’s announcement the EMS Board has postponed its Annual Meeting of Shareholders scheduled for June 30, 2011.
BofA Merrill Lynch is serving as financial advisor, and King & Spalding LLP and Kirkland & Ellis LLP are serving as legal counsel to EMS and its Board of Directors.
About EMS Technologies
As one of the world’s leading providers of wireless connectivity solutions, EMS Technologies, Inc. keeps people and systems connected — on land, at sea, in the air or in space. EMS offers industry-leading technology to support Aero Connectivity and Global Resource Management markets though a broad range of cutting-edge satellite and terrestrial network products; helping businesses, assets and people stay connected and promoting universal mobility, visibility and intelligence. EMS (NASDAQ: ELMG) serves customers through operations in 12 countries.
www.ems-t.com
Notice to Investors
The planned tender offer described in this communication has not yet commenced. The description contained in this communication is not an offer to buy or the solicitation of an offer to sell securities. At the time the planned tender offer is commenced, Honeywell will file a tender offer statement on Schedule TO with the Securities and Exchange Commission (the “SEC”), and EMS Technologies, Inc. (“EMS”) will file a solicitation/recommendation statement on Schedule 14D-9 with respect to the planned tender offer. The tender offer statement (including an offer to purchase, a related letter of transmittal and other tender offer documents) and the solicitation/recommendation statement will contain important information that should be read carefully before making any decision to tender securities in the planned tender offer. Those materials will be made available to EMS’s stockholders at no expense to them. In addition, all of those materials (and all other tender offer documents filed with the SEC) will be made available at no charge at the SEC’s website (www.sec.gov).
Other Important Information
EMS filed a definitive Proxy Statement for the 2011 Annual Meeting of Shareholders with the SEC on March 23, 2011. Shareholders are urged to read the Proxy Statement, as well as other documents filed with the SEC, because they contain important information. The definitive Proxy Statement and other documents filed with the SEC concerning the Company are available free of charge at the Company’s website (www.EMS-t.com) under the heading “Investor Relations”, at the SEC’s website (www.sec.gov), or by contacting the Company at (770) 729-6512. Shareholders should read carefully the definitive proxy statement and WHITE proxy card before making any voting decision.
The Company, its directors and certain of its officers and employees are participants in a solicitation of proxies in connection with the Company’s 2011 Annual Meeting of Shareholders. Information with respect to the identity of these participants in the solicitation and a description of their direct or indirect interest in the Company, by security holdings or otherwise, is contained in the definitive Proxy Statement filed by the Company with the SEC on March 23, 2011.
Forward-Looking Statements
This communication includes forward-looking statements regarding the proposed transaction that are not historical or current facts and deal with potential future circumstances and developments. Forward-looking statements are qualified by the inherent risk and uncertainties surrounding future expectations generally and may materially differ from actual future experience. Risks and uncertainties that could affect forward-looking statements include: unexpected costs or liabilities, the result of the review of the proposed transaction by various regulatory agencies and any conditions imposed in connection with the consummation of the transaction, satisfaction of various other conditions to the closing of the transaction contemplated by the transaction agreement and the risks that are described from time to time in EMS’s reports filed with the SEC, including its annual report on Form 10-K for the year ended December 31, 2010 and its quarterly report on Form 10-Q for the first quarter of fiscal 2011. This communication speaks only as of its date, and EMS disclaims any duty to update the information herein.
# # #

The following letter was sent to all employers of EMS Technologies, Inc. on June 13, 2011.

Folks,
I would like to bring you up to date on an important milestone for us at EMS. This morning we announced that EMS signed a definitive agreement to be acquired by Honeywell. A copy of the public announcement is attached.
As you may recall, our Board started a process in April to study a wide variety of alternatives that would provide the best value for EMS shareholders. As part of this process, we considered offers from potential bidders to acquire the company. After extensive discussion, and with the help of highly qualified advisors, the Board determined that Honeywell’s offer was in the best interest of our shareholders. In addition, we believe that a transaction with Honeywell is also beneficial to our customers and employees. Our Board was also encouraged that by becoming part of Honeywell, EMS would enjoy the scale, market presence and resources that should expand our business and provide new career opportunities for our employees.
The transaction is likely to close in a few months, most likely in the third quarter of this year. Until that time, EMS will operate as an independent company and will continue to service our customers and markets in the exemplary manner in which they have come to expect.
Of course, we will start developing a transition process and I will endeavor to keep you updated on this progress. My first session will be on my video conference call today. I invite you to listen in as a start to the continuing dialogue I hope to have with you over the next few months.
We will also ensure that your manager and folks from Human Resources will be able to answer your questions.
For now, I would not be surprised if you receive questions from customers or vendors. If you do, please direct them to your manager. Inquiries from the media or investors should be directed to Jennifer Grigas (770-729-6554, grigas.j@ems-t.com).
We will speak many times over the next few months, but for now I would like to leave a few thoughts with you. I have been privileged to be part of an extraordinary team of people at EMS for over eighteen years. One prevailing theme through this time has been the matter of change and the ability of our teams to rise to the opportunities and challenges that come with this. I know you will continue to do your best as we go through this transition.
As always.......Neil.
Notice to Investors
The planned tender offer described in this communication has not yet commenced. The description contained in this communication is not an offer to buy or the solicitation of an offer to sell securities. At the time the planned tender offer is commenced, Honeywell will file a tender offer statement on Schedule TO with the Securities and Exchange Commission (the “SEC”), and EMS Technologies, Inc. (“EMS”) will file a solicitation/recommendation statement on Schedule 14D-9 with respect to the planned tender offer. The tender offer statement (including an offer to purchase, a related letter of transmittal and other tender offer documents) and the solicitation/recommendation statement will contain important information that should be read carefully before making any decision to tender securities in the planned tender offer. Those materials will be made available to EMS’s stockholders at no expense to them. In addition, all of those materials (and all other tender offer documents filed with the SEC) will be made available at no charge at the SEC’s website (www.sec.gov).
Forward-Looking Statements
This communication includes forward-looking statements regarding the proposed transaction that are not historical or current facts and deal with potential future circumstances and developments. Forward-looking statements are qualified by the inherent risk and uncertainties surrounding future expectations generally and may materially differ from actual future experience. Risks and uncertainties that could affect forward-looking statements include: unexpected costs or liabilities, the result of the review of the proposed transaction by various regulatory agencies and any conditions imposed in connection with the consummation of the transaction, satisfaction of various other conditions to the closing of the transaction contemplated by the transaction agreement and the risks that are described from time to time in EMS’s reports filed with the SEC, including its annual report on Form 10-K for the year ended December 31, 2010 and its quarterly report on Form 10-Q for the first quarter of fiscal 2011. This communication speaks only as of its date, and EMS disclaims any duty to update the information herein.

The following are frequently asked questions about the proposed tender offer and merger.

Q&A on Announcement
1.	What was announced today?

We announced that EMS entered into a definitive agreement to be acquired by Honeywell. Under the terms of the merger agreement, Heron will commence a tender offer to purchase all of the outstanding shares of Emerald common stock, at a price of $33.00 per share in cash, for a total value of approximately $527 million. EMS will, after a successful tender and completion of the regulatory review process, become a wholly-owned subsidiary of Honeywell.

2.	Why is EMS being sold to Honeywell?

This transaction is the culmination of a process that began in April 2011, when we announced we were exploring strategic alternatives. Since then, our Board of Directors has been examining several paths to maximize value for Emerald shareholders. The Board determined that a sale to Honeywell is in the best interest of our shareholders. In addition, we believe that a transaction to Honeywell is also beneficial to our customer and employees.

3.	Why did the EMS Board decide to approve this transaction over others or at all?

The EMS Board, after a thorough review process and careful determination, determined that this transaction represented the best outcome for our stakeholders.

4.	Why weren’t we told about this earlier?

The deal with Honeywell was only finalized on June 12. As a publicly traded company, there are rules governing how we communicate information like this to the market and employees.

5.	Is the sale of EMS a result of MMI’s recent actions?

MMI and others encouraged us to look at the broader range of opportunities in the marketplace. We listen to our shareholders and determined to do a review, in which our Board of Directors has been examining several paths to maximize value for EMS shareholders. The Board determined that a sale to Honeywell is in the best interest of our shareholders.

6.	How will this impact EMS employees?

For now, it’s business as usual — but we expect there will be changes as part of Honeywell. It’s too early to be specific but we know Honeywell values our people and technology and we expect that this will lead to a wider variety of opportunities for most of our people. Will there be some changes down the road? Yes. But we expect those affected to be treated fairly.

7.	What are the advantages of this transaction to EMS?

We believe becoming part of Honeywell will provide our businesses with the scale, resources and market presence that will make them even more successful and expand the career potential for our employees. Honeywell’s reputation for high-quality products and innovative solutions is widely recognized, and we expect that EMS will enhance Honeywell’s technical abilities in the markets we serve.

8.	Will any EMS employees become redundant or have their jobs relocated as a result of the deal with Honeywell?
With any combination like this, there are always some redundancies; however, it’s too early to be specific about details as this transaction will take several months to close. That said, we believe Honeywell recognizes that EMS has an incredibly talented employee base and we expect there will be opportunities for EMS employees as part of a larger, dynamic organization.

9.	Is there a lot of overlap in the EMS and Honeywell product lines? How will the overlaps in the EMS and Honeywell product lines be managed?

EMS and Honeywell businesses are highly complementary. The transaction will allow us to benefit from Heron’s significantly broader market presence. Honeywell has the ability to open doors in commercial accounts and defense programs that we could have only dreamed about as a stand-alone company. Another big complementary technology advantage is access to Honeywell’s technical resources to accelerate ongoing product/solution development initiatives, so we can get to market sooner. As for how these complementary products will be managed, there is no immediate answer. Honeywell and EMS business managers will work out the best solution over time.

10.	Are there plans for Heron to divest any of the EMS businesses, such as LXE or Defense & Space?

It would be inappropriate to speculate on Honeywell’s plans.

11.	What should I do if I get calls from customers or a reporter wanting information about the transaction?

All calls from vendors and customers with questions about the transaction should be directed to your managers; inquiries from the media should be directed to Jennifer Grigas (770.729.6554, grigas.j@emerald-t.com).
Notice to Investors
The planned tender offer described in this communication has not yet commenced. The description contained in this communication is not an offer to buy or the solicitation of an offer to sell securities. At the time the planned tender offer is commenced, Honeywell will file a tender offer statement on Schedule TO with the Securities and Exchange Commission (the “SEC”), and EMS Technologies, Inc. (“EMS”) will file a solicitation/recommendation statement on Schedule 14D-9 with respect to the planned tender offer. The tender offer statement (including an offer to purchase, a related letter of transmittal and other tender offer documents) and the solicitation/recommendation statement will contain important information that should be read carefully before making any decision to tender securities in the planned tender offer. Those materials will be made available to Emerald’s stockholders at no expense to them. In addition, all of those materials (and all other tender offer documents filed with the SEC) will be made available at no charge at the SEC’s website (www.sec.gov).
Forward-Looking Statements
This communication includes forward-looking statements regarding the proposed transaction that are not historical or current facts and deal with potential future circumstances and developments. Forward-looking statements are qualified by the inherent risk and uncertainties surrounding future expectations generally and may materially differ from actual future experience. Risks and uncertainties that could affect forward-looking statements include: unexpected costs or liabilities, the result of the review of the proposed transaction by various regulatory agencies and any conditions imposed in connection with the consummation of the transaction, satisfaction of various other conditions to the closing of the transaction contemplated by the transaction agreement and the risks that are described from time to time in EMS’s reports filed with the SEC, including its annual report on Form 10-K for the year ended December 31, 2010 and its quarterly report on Form 10-Q for the first quarter of fiscal 2011. This communication speaks only as of its date, and EMS disclaims any duty to update the information herein.

The following letter was sent to customers of EMS Technologies, Inc. on June 13, 2011.

June 13, 2011
Dear [Insert Customer Name],
This morning, Honeywell and EMS announced that the EMS Board has signed a definitive agreement for EMS to be acquired by Honeywell. We believe this is a very positive development for our two companies. Importantly, we also believe that this transaction will be beneficial to our customers. A copy of the public announcement is attached.
As you will recall, in April, EMS announced that our Board would be reviewing a variety of alternatives for our Company’s future. This process included considering offers from potential bidders to acquire the company. After extensive discussion and with the help of highly qualified advisors, the EMS Board determined that Honeywell’s offer was clearly in the best interests of our shareholders. Importantly, we believe joining these two companies will provide significant benefits to you, EMS’s loyal customers, by adding Honeywell’s scale, resources, products and customer support.
The transaction must go through a regulatory review process and meet customary closing conditions. We expect this to take several months, with the transaction closing in the third quarter. EMS’s customer service team will be working with you throughout this period to answer any and all of your questions. Until the transaction closes, EMS will remain an independent company and it is business as usual. During this time, you will continue to receive the great service you have come to expect from EMS as we remain committed to ensuring that you have the best experience possible when using our products and solutions. Please see the next pages for answers to frequently asked questions.
It continues to be our pleasure and honor to provide you with some of the most unique and best-in-class product offerings in the industry. We can’t thank you enough for your ongoing loyalty and will continue to keep you updated as appropriate. On behalf of EMS, we look forward to continuing to work together.
Regards,
Neil Mackay
Customers and Partners — Answers to Some Questions You May Have
1.	How is the transaction between EMS and Honeywell expected to benefit EMS customers and partners?

We believe becoming part of a world-class organization such as Honeywell will provide EMS businesses with the scale, resources and market presence that will make them even more successful. By bringing together our resources and working closely to serve the needs of the aero connectivity and mobile resource management markets, EMS customers and partners are expected to benefit in a number of ways:
•	Increased research and development investment

•	Extended value from Honeywell and EMS products and solutions

•	Investment protection, extension and enhancements as EMS and Honeywell will provide better integration of their complementary solutions

•	Access to Honeywell’s global sales, sales consulting, support, education and broad partner network

•	For common Honeywell and EMS customers, consolidated and consistent support across multiple product lines.
2.	Can we still purchase EMSproducts such as the Aspire and Eclipse product lines, LXE Thor and Marathon computers and the Osprey and Tecton hand-held devices?

Yes. Please contact your existing EMS sales representative to assist you.

3.	Can EMS customers continue to call EMS customer support?

Yes. EMS customers should continue to use existing EMS contacts for support, professional services and sales to address immediate and ongoing needs. We will communicate all changes and transitions well in advance through these familiar channels.

4.	Should EMS customers continue to contact their EMS sales representative?

Yes. Until further advised, customers should continue to rely on existing relationships.

5.	Will training on EMS products continue?

Yes. We want to ensure that our customers continue to be provided with the best possible service and know that excellent training is critical in achieving that goal.

6.	Will the EMS leadership and employees be retained?

There is no impact on employees at this time. When we have proceeded further along in the transition we will communicate as appropriate.

7.	Where can I find out more about the proposed Honeywell and EMS combination?
The attached press release provides an overview of the current public details around the acquisition. Similar to other acquisitions, Honeywell and/or EMS will communicate updates and changes through a combination of emails, calls and online events.
Notice to Investors
The planned tender offer described in this communication has not yet commenced. The description contained in this communication is not an offer to buy or the solicitation of an offer to sell securities. At the time the planned tender offer is commenced, HONEYWELL will file a tender offer statement on Schedule TO with the Securities and Exchange Commission (the “SEC”), and EMS Technologies, Inc. (“EMS”) will file a solicitation/recommendation statement on Schedule 14D-9 with respect to the planned tender offer. The tender offer statement (including an offer to purchase, a related letter of transmittal and other tender offer documents) and the solicitation/recommendation statement will contain important information that should be read carefully before making any decision to tender securities in the planned tender offer. Those materials will be made available to Emerald’s stockholders at no expense to them. In addition, all of those materials (and all other tender offer documents filed with the SEC) will be made available at no charge at the SEC’s website (www.sec.gov).
Forward-Looking Statements
This communication includes forward-looking statements regarding the proposed transaction that are not historical or current facts and deal with potential future circumstances and developments. Forward-looking statements are qualified by the inherent risk and uncertainties surrounding future expectations generally and may materially differ from actual future experience. Risks and uncertainties that could affect forward-looking statements include: unexpected costs or liabilities, the result of the review of the proposed transaction by various regulatory agencies and any conditions imposed in connection with the consummation of the transaction, satisfaction of various other conditions to the closing of the transaction contemplated by the transaction agreement and the risks that are described from time to time in EMS’s reports filed with the SEC, including its annual report on Form 10-K for the year ended December 31, 2010 and its quarterly report on Form 10-Q for the first quarter of fiscal 2011. This communication speaks only as of its date, and EMS disclaims any duty to update the information herein.

The following are frequently asked questions regarding the proposed tender offer and merger for the Company’s employees.

EMS Sale to Honeywell
Q&A
General
1.	What exactly was announced today?

On Monday, June 13, 2011, it was announced that EMS entered into a definitive agreement to be acquired by Honeywell. Pursuant to the terms of the merger agreement, the Honeywell will commence a tender offer to purchase for cash all of the outstanding shares of Emerald common stock, at a price of $33.00 per share, for a total value of approximately $527 million. Assuming the offer is successful, EMS will become a wholly-owned subsidiary of Honeywell pursuant to the merger agreement.

2.	Why an acquisition and why now?

This transaction is the culmination of a process that began in April 2011, when we announced we were exploring strategic alternatives. Since then, our Board of Directors has been examining several paths to maximize value for EMS shareholders. The Board determined that a sale to Honeywell is in the best interest of our shareholders. In addition, we believe that a transaction to Honeywell is also beneficial to our customer and employees.

3.	What are the benefits of this acquisition?

We believe becoming part of Honeywell will provide EMS businesses with the scale, resources and market presence that will make them even more successful. Honeywell’s reputation for high quality products and innovative solutions is widely recognized, and we expect that EMS will enhance Honeywell’s technical abilities in the markets we serve.

4.	Who is Honeywell?

Founded in 1906, Honeywell is a Fortune 100 company that invents and manufactures technologies to address issues such as safety, security, and energy. Honeywell is a global leader in the four business units it operates, including aerospace, automation and control solutions, transportation systems, and specialty materials. Like EMS, its aerospace products and services are used globally on commercial and business aircrafts operating today as well as for various defense and space applications.

5.	Is today’s announcement in any way related to MMI’s recent actions?

This transaction is the culmination of a process that began in April 2011, when we announced we were exploring strategic alternatives. Since then, our Board of Directors has been examining several paths to maximize value for EMS shareholders. The Board determined that a sale to Honeywell is in the best interest of our shareholders.
6.	Why did EMS conduct this review in the first place? Exactly what options were you considering?

While we believe that the successful execution of EMS’s strategic plan would have created significant value for our shareholders, our Board had received inquiries from potentially interested acquirers as well as input from our shareholders. Consistent with its responsibilities, in April our Board determined to initiate a formal process to evaluate the best way to maximize value for our shareholders.
Transaction/Process
7.	What are the terms of the acquisition

Heron is offering to purchase for cash all of the outstanding shares of Emeraldcommon stock at a price of $33.00 per share, for a total value of approximately $527 million.

8.	When do you expect this transaction to close?

Subject to successful completion of the tender offer, regulatory approvals and customary closing conditions, we anticipate the transaction will close in the third quarter of 2011.

9.	What approvals are required to close this transaction?

This transaction is subject to the successful completion of the tender offer, the regulatory review process and must meet customary closing conditions.

10.	How confident is EMS that the acquisition will be completed?

Both EMS and Honeywell expect the Offer will be successful and the subsequent merger will be consummated.

11.	Have you received other proposals? When? What were the terms?

It is inappropriate to comment on specific details of the strategic review process, except to say that we ran a robust process with the goal of maximizing value for our shareholders.

12.	What process did the Board follow in making its decision?

Our Board, in consultation with its financial and legal advisors, carefully reviewed the Honeywell proposal and determined that is was in the best interests of EMS’s shareholders.

13.	Will EMS’s management team remain in place?

We are focused on today’s announcement. It would be in appropriate at this time to speculate on Honeywell’s plans.
14.	Are there plans for Honeywell to divest from of any of the EMS businesses, such as LXE or Defense & Space?

It would be inappropriate to speculate on Honeywell’s plans.

15.	Have you talked to shareholders about the proposal/offer? What have been their reactions?

We are in contact with our shareholders and are hopeful that they will be pleased with this transaction.

16.	What is the regulatory review process?

The transaction is subject to various reporting requirements, including those associated with the Hart-Scott-Rodino Act and with the FCC. The companies are currently analyzing whether there are any additional reporting requirements.

17.	Will EMS still hold its Annual Meeting on June 30?

No, in light of this announcement, the EMS Board has postponed its Annual Meeting of Shareholders scheduled for June 30, 2011.

Notice to Investors

The planned tender offer described in this communication has not yet commenced. The description contained in this communication is not an offer to buy or the solicitation of an offer to sell securities. At the time the planned tender offer is commenced, HONEYWELL will file a tender offer statement on Schedule TO with the Securities and Exchange Commission (the “SEC”), and EMS Technologies, Inc. (“EMS”) will file a solicitation/recommendation statement on Schedule 14D-9 with respect to the planned tender offer. The tender offer statement (including an offer to purchase, a related letter of transmittal and other tender offer documents) and the solicitation/recommendation statement will contain important information that should be read carefully before making any decision to tender securities in the planned tender offer. Those materials will be made available to EMS’s stockholders at no expense to them. In addition, all of those materials (and all other tender offer documents filed with the SEC) will be made available at no charge at the SEC’s website (www.sec.gov).

Forward-Looking Statements

This communication includes forward-looking statements regarding the proposed transaction that are not historical or current facts and deal with potential future circumstances and developments. Forward-looking statements are qualified by the inherent risk and uncertainties surrounding future expectations generally and may materially differ from actual future experience. Risks and uncertainties that could affect forward-looking statements include: unexpected costs or liabilities, the result of the review of the proposed transaction by various regulatory agencies and any conditions imposed in connection with the consummation of the transaction, satisfaction of various other conditions to the closing of the transaction contemplated by the transaction agreement and the risks that are described from time to time in EMS’s reports filed with the SEC, including its annual report on Form 10-K for the year ended December 31, 2010 and its quarterly report on Form 10-Q for the first quarter of fiscal 2011. This communication speaks only as of its date, and EMS disclaims any duty to update the information herein.

The following presentation was made to all employees of EMS Technologies, Inc. on June 13, 2011.
Hello everyone, and thanks for taking the time to be on this call today.
You might be interested to know that there are EMS employees joining you today from all around the world.
I suspect that most of you have received my e-mail today, and may have read today’s press release regarding the transition of ownership of EMS. I’m here to give you a bit more detail on the status of that process.
Before I start though, I’d like to thank you ALL for your hard work and patience over the past few months. I know it has been a time of confusion for many, yet we have all conducted ourselves in a most professional way. I use the word “We” because I’m proud to be part of this team of ours, and I feel privileged to be part of your team.
It has not been lost on me that many of us have had to deal with an awful lot of extra issues over the past few months. This process required a lot of data to be produced. Tens of thousands of pages were generated by a small army of EMS people. Then there were dozens of presentations, and meetings, and numerous visits to sites to be handled. And of course, despite the overhang of uncertainty, you all stepped forward and continued to do your best for the company.
Many thanks again for your efforts.
Now, let’s talk about the new situation.
Today we announced that EMS entered into an agreement to be acquired by Honeywell. Under the terms of the merger agreement, Honeywell will commence a tender offer to purchase all of the outstanding shares of EMS common stock, at a price of $33 per share in cash, for a total value of approximately half a billion dollars. After what we expect will be a successful tender, EMS will become a wholly-owned subsidiary of Honeywell.
We can draw a few points from this.
First, due to the work of EMS management and employees over the past few years, we are now recognized as a world-class company. I have to thank you all for this large success.
More specifically, it’s worth noting that Honeywell is a well-respected company that truly understands the various parts of our business—whether it be Defense & Space, or Global Resource Management, or Aviation— and they believe that our company has a lot of value. And Honeywell did not make this decision lightly.
     They have confirmed what I have been saying about EMS for the past year and a half. EMS has made itself a force to be reckoned with in all of our market niches. This recognition from Honeywell is a stamp of excellence that you can treasure for a long period of time. Our teams have done a great job to revitalize EMS and bring value to customers and our shareholders.
THE PROOF IS HERE TODAY
As many of you who were here in 2009 will remember, the EMS stock price was at a historic low. That our stock today rose to $33.00 per share — the highest in EMS history — is a tremendous achievement. So what happens next?
I expect that the process from this point to final closing of the transaction will take a few months. During that time, we will be working with Honeywell and planning for the transition. It’s too early to define it in any detail, but the first step will be to advise our customers, our partners, and our suppliers of the pending change. And that starts today.
Until the close of the transaction, we will operate as an independent company, and we still need to remember to keep focused on our business. But you should expect that some Honeywell folks will be visiting and they’ll be talking with our managers to ensure a smooth transition.

Honeywell has four business units:
     Aerospace; Automation & Control; Transportation Systems and Specialty Materials.
So the visits will be from those managers of some of these different groups who are specifically interested in your own group.
I have been through this type of transition, from both sides in fact, and it’s happened many times before in my career. I suspect there will be many reactions from you to this news. And they can go from excitement to curiosity to downright apprehension. There will be lots of questions I am sure. And many of them I won’t be able to answer right now.
     But here is what I do know.
My experience with Honeywell over the past 25 years has made me note one thing. The company depends on human talent and it seeks to find and keep that talent. And I believe that EMS has been an incubator for so much talent: In Technologies; In Management; In Sales and marketing; In Customer Service and In Production.
And these talents will be valuable to Honeywell folks, and they will seek you out.
I should also tell you that we worked really hard to ensure that any EMS employees who are affected by this transaction are treated fairly. All EMS benefits stay in place for this year. The Employee Performance Bonus — the EPB plan — will continue and those other incentives such as stock options and restricted stock units will be cashed out at full value.
For the next phase — the transition — let’s keep on trucking in the proud EMS tradition. I will keep you up-to-date as information is available and I will be visiting most of our sites so that you can talk to me personally if you wish.
Change in business is unavoidable. Since I became COO of EMS, and later CEO, I have pushed for change on many levels as you know. I am delighted at how dynamic and flexible we have become, by adapting to a rapidly changing, business environment. Of course, I recognize that as far as change is concerned, this is a bit of a whopper isn’t it, it’s bigger than anything...... so let me not say that this event spells business as usual. But let’s embrace this change and look at it as a new beginning, that will create new opportunities.
I am looking forward to talking to you again soon.
Thanks a lot.
Notice to Investors
The planned tender offer described in this communication has not yet commenced. The description contained in this communication is not an offer to buy or the solicitation of an offer to sell securities. At the time the planned tender offer is commenced, Honeywell will file a tender offer statement on Schedule TO with the Securities and Exchange Commission (the “SEC”), and EMS Technologies, Inc. (“EMS”) will file a solicitation/recommendation statement on Schedule 14D-9 with respect to the planned tender offer. The tender offer statement (including an offer to purchase, a related letter of transmittal and other tender offer documents) and the solicitation/recommendation statement will contain important information that should be read carefully before making any decision to tender securities in the planned tender offer. Those materials will be made available to Emerald’s stockholders at no expense to them. In addition, all of those materials (and all other tender offer documents filed with the SEC) will be made available at no charge at the SEC’s website (www.sec.gov).
Forward-Looking Statements
This communication includes forward-looking statements regarding the proposed transaction that are not historical or current facts and deal with potential future circumstances and developments. Forward-looking statements are qualified by the inherent risk and uncertainties surrounding future expectations generally and may materially differ from actual future experience. Risks and uncertainties that could affect forward-looking statements include: unexpected costs or liabilities, the result of the review of the proposed transaction by various regulatory agencies and any conditions imposed in connection with the consummation of the transaction, satisfaction of various other conditions to the closing of the transaction contemplated by the transaction agreement and the risks that are described from time to time in EMS’s reports filed with the SEC, including its annual report on Form 10-K for the year ended December 31, 2010 and its quarterly report on Form 10-Q for the first quarter of fiscal 2011. This communication speaks only as of its date, and EMS disclaims any duty to update the information herein.